December 29, 2025

Richard L. Feinstein
Chief Executive Officer, Chief Financial Officer and Secretary
Enzon Pharmaceuticals, Inc.
20 Commerce Drive, Suite 135
Cranford, NJ 07016

        Re: Enzon Pharmaceuticals, Inc.
            Draft Registration Statement on Form S-4
            Submitted December 19, 2025
            CIK No. 0000727510
Dear Richard L. Feinstein:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Todd E. Mason, Esq.